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I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]    Merger

      [ ]    Liquidation

      [ ]    Abandonment of Registration
      (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]    Election of status as a Business Development Company
      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Prudential Intermediate Global Income Fund, Inc.
      ("Applicant'")

3.    Securities and Exchange Commission File No.:  33-42093, 811-5510

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [X]    Initial Application    [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                Gateway Center Three
                100 Mulberry Street
                Newark, New Jersey 07102-4077

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                Marguerite E.H. Morrison, Esq.
                Prudential Investments LLC
                4th Floor
                Gateway Center Three
                100 Mulberry Street
                Newark, NJ 07102-4077
                (973) 367-7525

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                Ms. Barbara Donahue
                State Street Bank and Trust
                1 Heritage Drive
                North Quincy, MA 02171
                (617) 985-3151

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      NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]    Management company,

      [ ]    Unit investment trust; or

      [ ]    Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]    Open-end    [ ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Prudential Investment Management, Inc.      Prudential Investments LLC
      (formerly known as The Prudential           Gateway Center Three
      Investment Corporation)                     100 Mulberry Street
      Prudential Plaza                            Newark, NJ 07102-4077
      751 Broad Street
      Newark, NJ 07102

      PRICOA Asset Management Ltd.
      Cutlers Court
      115 Houndsditch
      London EC3A 7BR

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Prudential Investment Management Services LLC    Prudential Securities Incorporated
      Gateway Center Three                             One Seaport Plaza
      100 Mulberry Street                              199 Water Street
      Newark, NJ 07102-4077                            New York, NY 10292

13.   If the fund is a unit investment trust ("UIT") provide:  Not Applicable

      (a)    Depositor's name(s) and address(es):

      (b)    Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes    [X] No

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      If Yes, for each UIT state:

      Name(s):

      File No.:  811- _______

      Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes    [ ] No

            If Yes, state the date on which the board vote took place:
            May 26, 1999

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes    [ ] No

            If Yes, state the date on which the shareholder vote took place:
            October 07, 1999

            If No, explain:


II.    Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X] Yes    [ ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            October 22, 1999

      (b)   Were the distributions made on the basis of net assets?

            [X] Yes    [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [X] Yes    [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:  Not Applicable
            Were any distributions to shareholders made in kind?

            [ ] Yes    [ ] No

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            If Yes, indicate the percentage of fund shares owned by
            affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:  Not Applicable
      Has the fund issued senior securities?

      [ ] Yes    [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes    [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ] Yes    [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.   Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [ ] Yes    [X] No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)    Why has the fund retained the remaining assets?

       (c)    Will the remaining assets be invested in securities?

       [ ] Yes    [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ] Yes    [X] No

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       If Yes,

       (a)    Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

22.    (a)    List the expenses incurred in connection with the Merger or
              Liquidation:

             (i)     Legal expenses:                                                 $ 34,714.00

             (ii)    Accounting expenses:  Audit                                     $ 36,000.00

             (iii)   Other expenses (list and identify separately):  Printing        $110,347.00

             (iv)    Total expenses (sum of lines (i)-(iii) above):                  $181,061.00

        (b) How were those expenses allocated? It was agreed that Applicant and Dryden Global Total Return Fund, Inc. (formerly Prudential Global Total Return Fund, Inc.)("Surviving Fund") would pay those expenses in proportion to their respective asset levels.

        (c) Who paid those expenses? Since all of Applicant's assets have been transferred to the Surviving Fund and the Surviving Fund has assumed all of Applicant's liabilities, these expenses were satisfied out of the assets of the Surviving Fund.

        (d)    How did the fund pay for unamortized expenses (if any)?  None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ] Yes    [X] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes    [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes    [X] No

      If Yes, describe the nature and extent of those activities:

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VI.    Mergers Only

26.    (a)    State the name of the fund surviving the Merger:

              Dryden Global Total Return Fund, Inc. (formerly Prudential Global Total Return Fund, Inc.)

       (b) State the Investment Company Act file number of the fund surviving the Merger:

              811-4661

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              Prudential Global Total Return Fund, Inc. filed Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333-82551) on August 16, 1999, which includes the Agreement and Plan of Reorganization and Liquidation therein.

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

    The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Prudential Intermediate Global Income Fund, Inc., (ii) she is the Secretary of Prudential Intermediate Global Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                       /s/ Marguerite E.H. Morrison
                                       -----------------------------
                                       Marguerite E.H. Morrison
                                       Secretary